UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 5)*

THE KRAFT HEINZ COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500754106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 500754106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 422,638,049(1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 325,442,152(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,638,049(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.5%
12	TYPE OF REPORTING PERSON IN

1

The reporting person may be deemed to have beneficial ownership of (i) 325,442,152 shares of common stock, $0.01 par value, of the issuer (“common stock”) held of record by Berkshire Hathaway Inc. and (ii) an additional 97,195,897 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 500754106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 422,638,049(2)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 325,442,152(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,638,049(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.5%
12	TYPE OF REPORTING PERSON HC, CO

2

The reporting person may be deemed to have beneficial ownership of 97,195,897 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 500754106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Benjamin Moore & Co. Retirement Income Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 192,666
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 192,666
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12	TYPE OF REPORTING PERSON EP

Page 5 of 9 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

The Kraft Heinz Company

(b)	Address of Issuer’s Principal Executive Offices

One PPG Place, Suite 3200, Pittsburgh, Pennsylvania 15222

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:

Warren E. Buffett

3555 Farnam Street

Omaha, Nebraska 68131

United States Citizen

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

Delaware corporation

Benjamin Moore & Co. Retirement Income Plan

c/o Benjamin Moore & Co.

101 Paragon Drive

Montvale, NJ 07645

New Jersey Corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

500754106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

Page 6 of 9 Pages

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Part 1 of Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

See Part 2 of Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2023

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

BENJAMIN MOORE & CO. RETIREMENT INCOME PLAN

By:	/s/ Warren E. Buffett
Warren E. Buffett
Attorney-in-Fact